
02007804


SEC
RECEIVED
PROCESSING
APR - 1 2002
365
WASH, D.C.
SECTION

Lf 4/3/02

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SEC FILE NUMBER
8-30416

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Charles Street Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
Tower 56 126 East 56th Street
(No. and Street)

New York (City) NY (State) 10022-3613 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Beverly Stassi (973) 726-7583
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sacher & Co., PC
(Name — *if individual, state last, first, middle name*)

376 Route 100 (Address) Somers (City) NY (State) 10589 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 9 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Beverly Stassi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Charles Street Securities, Inc., as of February 21st, ~~19~~2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Beverly Stassi
Signature

Fin - Op
Title

Heather E Parks
Notary Public

HEATHER E. PARKS
Notary Public, New Jersey

My Commission Expires
February 09, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHARLES STREET SECURITIES, INC.

AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

CHARLES STREET SECURITIES, INC. AND SUBSIDIARY

CONTENTS

DECEMBER 31, 2001 AND 2000

All other disclosures and reconciliations required under Rule 17a-5 of the Securities and Exchange Commission are not applicable to the Company.

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Charles Street Securities, Inc.
New York, New York

We have audited the accompanying consolidated statement of financial condition of Charles Street Securities, Inc. and subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Charles Street Securities, Inc. and subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the consolidated financial statements, the fair value of the not readily marketable securities owned by Charles Street Securities, Inc. at December 31, 2001 and 2000 is based upon management's best estimate of the value of these securities. The Company's portfolio of these securities consists of shares and warrants of publicly-owned businesses having minimal trading activity, and start-up privately-owned businesses. Accordingly, based on these and other reasons, management has estimated that these securities have little to no reportable value at December 31, 2001 and 2000.

Sachut + Co., P.C.

Somers, New York
February 25, 2002

CHARLES STREET SECURITIES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS		
Cash and cash equivalents	$ 153,777	$ 62,082
Accounts receivable	23,786	93,988
Loans to stockholder	84,227	30,757
Securities owned:		
Marketable, at market value	826	28,552
Not readily marketable, at estimated fair value	-	-
Equipment, net of accumulated depreciation of $9,834 (2001) and $7,656 (2000)	13,130	2,835
Other assets	14,473	-
Deferred tax asset, net	-	-
	$ 290,219	$ 218,214
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Bank overdraft	$ 5,907	$ 6,017
Accounts payable and accrued expenses	29,323	20,603
Deferred credit	163,287	-
Subordinated loan	50,000	50,000
Stockholder's equity	41,702	141,594
	$ 290,219	$ 218,214

See notes to consolidated financial statements.

CHARLES STREET SECURITIES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF OPERATIONS

YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Revenue:		
Investment banking and advisory fees	$ 294,945	$ 318,902
Loss on securities owned	(60,965)	(119,613)
Interest	4,255	1,816
	238,235	201,105
Expenses:		
Bad debts	72,401	6,875
Salaries and related costs	13,592	5,330
Telephone and utilities	12,484	17,813
Office expenses	65,932	53,844
Travel and entertainment	22,611	39,926
Professional fees	129,412	110,906
Interest expense	9,944	5,219
Miscellaneous	9,573	15,866
Depreciation	2,178	1,375
	338,127	257,154
Loss before income taxes	(99,892)	(56,049)
Income taxes	-	-
Net loss	$ (99,892)	$ (56,049)

See notes to consolidated financial statements.

CHARLES STREET SECURITIES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY

YEARS ENDED DECEMBER 31, 2001 AND 2000

	Common stock *				
	Number of shares	Par value	Additional paid-in capital	Retained earnings (deficit)	Total
Balance, January 1, 2000	100	$ 10	$ 332,637	$ (261,934)	$ 70,713
Capital contribution	-	-	126,930	-	126,930
Net loss, year ended December 31, 2000	-	-	-	(56,049)	(56,049)
Balance, December 31, 2000	100	10	459,567	(317,983)	141,594
Net loss, year ended December 31, 2001	-	-	-	(99,892)	(99,892)
Balance, December 31, 2001	100	$ 10	$ 459,567	$ (417,875)	$ 41,702

*Par value $.10 per share; 100 shares authorized, issued and outstanding.

See notes to consolidated financial statements.

CHARLES STREET SECURITIES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Cash flows from operating activities:		
Net loss	$ (99,892)	$ (56,049)
Adjustments to reconcile net loss to net cash (used in) operating activities:		
Loss on securities owned	3,408	36,569
Loss on sale of securities owned	16,760	-
Bad debts	72,401	(34,507)
Depreciation	2,178	1,375
Changes in operating assets and liabilities:		
Accounts receivable	(2,199)	(52,599)
Other assets	(7,168)	-
Accounts payable and accrued expenses	8,720	5,697
Net cash (used in) operating activities	(5,792)	(99,514)
Cash flows from investing activities:		
Purchase of equipment	(12,473)	(2,455)
Proceeds on sale of securities owned	14,631	-
Purchase of securities	(7,073)	-
Cash acquired, net of cash payment for purchase of acquired company	163,287	-
Loans to stockholder, net	(53,470)	(28,177)
Loan to affiliate	(7,305)	-
Net cash provided by (used in) investing activities	97,597	(30,632)
Cash flows from financing activities:		
Capital contributions	-	126,930
Repayments of bank loan payable, net	-	(3,442)
Decrease in bank overdraft, net	(110)	(3,292)
Proceeds from subordinated borrowings	-	50,000
Net cash provided by (used in) financing activities	(110)	170,196
Increase in cash and cash equivalents	91,695	40,050
Cash and cash equivalents, beginning of year	62,082	22,032
Cash and cash equivalents, end of year	$ 153,777	$ 62,082

See notes to consolidated financial statements.

1. **Significant accounting policies:**

Nature of operations:

Charles Street Securities, Inc. ("CSS") is a private merchant banking firm which is primarily engaged in (a) investment banking for micro-cap companies, (b) discretionary investment advisory services and (c) financial advisory work. During year 2001, the Company acquired CS Capital Limited, ("CSC") and commenced a retail distribution business. CSS and CSC are collectively referred to as the "Company". Also during year 2001, the Company opened an OSJ branch office in the United States. The majority of the Company's revenue is generated in the United Kingdom. Revenue generated by the new retail business and OSJ branch in year 2001 is insignificant.

The Company is a registered broker/dealer under the Securities Exchange Act of 1934, a member of both the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investors Protection Corporation ("SIPC"). The Company is also subject to regulation by the Securities and Futures Authority Limited in the United Kingdom.

Principles of consolidation:

Significant intercompany balances and transactions are eliminated in consolidation.

Revenue recognition:

Investment banking and advisory fees are recognized when services are completed and collection is certain.

Securities owned:

Securities owned are valued at market value based on quoted market prices, if available, or on management's estimate after giving due consideration to market liquidity and volatility.

Translation of foreign currencies:

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while revenue and expenses are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in net income.

1. Significant accounting policies (continued):

Depreciation:

Depreciation is provided on the straight-line and accelerated methods over the estimated useful service lives of the equipment.

Cash and cash equivalents:

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Estimates:

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

New accounting pronouncements:

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, *Business Combinations,* which supersedes APB Opinion No. 16 by requiring that the purchase method be used for all business combinations initiated after June 30, 2001. In contrast to APB Opinion No. 16, which required separate recognition of intangible assets that can be identified and named, this Statement requires that they be recognized as assets apart from goodwill if they meet one of two criteria – the contractual-legal right criterion or the separability criterion. The provisions of this Statement apply to all business combinations for which the date of acquisition is July 1, 2001, or later.

In June 2001, the FASB issued SFAS No. 142, *Goodwill and Other Tangible Assets,* which supersedes APB Opinion No. 17. APB Opinion No. 17 presumes that goodwill acquired as a result of a purchase method business combination and all other intangible assets are wasting assets subject to amortization. The Opinion also mandated an arbitrary ceiling of 40 years for that amortization. SFAS No. 142 does not presume that all intangible assets are wasting assets. Instead, goodwill and intangible assets that have indefinite useful lives will not be subject to amortization, but rather will be tested at least annually for impairment. In addition, the Standard provides specific guidance on how to determine and measure goodwill impairment. Intangible assets that have finite useful lives will continue to be amortized over their useful lives, but without the constraint of an arbitrary ceiling.

The Company has adopted SFAS Nos. 141 and 142 to report the acquisition of its subsidiary which occurred during July 2001.

1. Significant accounting policies (continued):

Deferred credit:

The business combination completed during year 2001 gave rise to a deferred credit which represents the excess of fair value of acquired net assets over cost. The business combination involves a contingency agreement which, when resolved, might result in a reduction of assets related to the Company's retail business. Any remaining deferred credit will be recognized as extraordinary gain.

2. Business combination:

CSC (formerly Mercerville Limited) was acquired during year 2001 giving entire voting control to CSS. The primary reason for the acquisition was to commence a retail distribution business financed largely with the cash acquired ($163,288). The consideration paid was a nominal amount ($1) and there were no other assets nor liabilities acquired. Pursuant to the acquisition agreement, selling shareholders earn fees which are determined based on the pre-tax profits of the retail business. Key aspects of the acquisition agreement provide that:

(a) Any costs and expenses of the retail distribution business which cannot be funded by acquired cash or revenue generated by the retail operation be funded 16.66% by the Company and 83.34% by the selling shareholders;
(b) Management and advisory fees are deemed earned in an amount equal to pre-tax profits of the retail operation and that such fees be distributed 38% to the Company and 62% to the other selling shareholders. However, if an additional funding is made pursuant to paragraph (a) above, then the 38% and 62% distributions would be revised to 33.33% and 66.67%, respectively;
(c) As more fully explained in the acquisition agreements, for a period of time, the selling shareholders are entitled to form a new company (which would be subject to appropriate regulatory authorization) to acquire the retail business of CSS for a nominal amount. In the event that this option was exercised the shares of the new company would be held 20% by the Company and 80% by the selling shareholders. The agreements provide further that the transfer of assets be limited to such an aggregate amount that would not result in the Company's net capital to fall below the minimum amount prescribed by the Securities and Exchange Commission ("SEC") (see note 5). Management believes that based on the Company's strong reputation and business relationships and the fee sharing arrangements which are in place, that it would not expect that the selling shareholders would proceed with forming a new company for the purpose described in this paragraph (c). For these and other reasons, management believes that the Company's control of the acquired business is not temporary.

3. Securities owned:

Details about securities owned are presented below.

- Capital Growth Partners PLC (previously Batsford Communications PLC), 2,419 ordinary shares as of December 31, 2001 and 2000
- Medical Sciences Technology Corporation, 25,000 common shares as of December 31, 2001 and 2000
- The Translation Group Inc., 5,000 common shares and 15,500 warrants as of December 31, 2001 and 2000
- Road Show.com Inc. ("RSC"), 39,132 common shares and 6,250 warrants as of December 31, 2001 and 2000
- Safe Transportation System, Inc., 17,500 warrants as of December 31, 2001

All the above securities are either minimally traded or issued by start-up private companies. Accordingly, the Company has stated these securities at minimal or nominal value.

At December 31, 2000, the Company held 83,000 shares of New Millennium International Inc. ("NMMI") which were valued at $28,522 based on quoted market prices. During year 2001, the Company sold all shares of its shares in NMMI.

4. Subordinated loan:

The Company borrowed $50,000 from its stockholder under a subordination agreement. The loan, which matures September 30, 2003 is subordinated to all un-subordinated liabilities, and requires interest at 15% per annum. The amount of the subordinated loan is considered available capital under the SEC's uniform net capital rule. Interest on this loan amounted to $7,500 and $1,875 for the years ended December 31, 2001 and 2000, respectively.

5. Net capital requirements:

The Company is subject to the SEC's Uniform Net Capital Rule (15c3-1), which requires (a) the maintenance of minimum net capital, (b) that the ratio of aggregate indebtedness to net capital, shall not exceed 15:1, and (c) that capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10:1.

6. Related party transactions:

During years 2001 and 2000, an officer and his spouse charged the Company $33,836 and $32,350, respectively, for professional services rendered. In addition, during years 2001 and 2000, the Company's stockholder provided the Company with office space in the United Kingdom without cost to the Company. Other assets at December 31, 2001 include a $7,305 loan due from an affiliate.

7. Income taxes:

The types of temporary differences and carryforwards that give rise to significant portions of net deferred tax and assets and liabilities include investment income or losses and net operating loss carryforwards. At December 31, 2001, the Company has unused contribution deductions of $20,031 and a net operating loss carryforward of $103,525 available to reduce future taxable income through year 2016. The net deferred tax asset of $76,213 and $36,906 at December 31, 2001 and 2000, respectively, resulting from the differences and the carryforwards has been reduced by a valuation allowance of the same amount to reflect management's estimate that there is at least a 50% chance that no deferred tax assets will be realized.

Significant reconciling items between the income tax provisions and the income taxes computed by applying the statutory federal income tax rate to income before income taxes are primarily attributable to state income taxes, nondeductible expenses, allowances for doubtful collections, unrealized gain or loss on securities, equity in income or loss of the joint venture investment and the benefits of carryforwards pertaining to contribution deductions and net operating losses.

The significant components of the income tax provisions are presented below:

	2001	2000
Current income taxes (benefit)	$ (39,306)	$ 14,236
Deferred income tax (exclusive of the effects of the component shown below)	39,306	-
Tax benefit of operating losses	-	(14,236)
	$ -	$ -

8. Consolidated statement of cash flows:

During the years ended December 31, 2001 and 2000, the Company paid interest of $2,397 and $3,344, respectively. During year 2001, the Company received an equity position in RSC and other businesses valued at approximately $40,000 in exchange for services rendered. During year 2000, the Company's stockholder made capital contributions consisting of shares in New Millennium valued at $83,000 and the conversion of the Company's obligation to him in the amount of $43,930 to capital.

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
Charles Street Securities, Inc.
New York, New York

We have audited the accompanying consolidated financial statements of Charles Street Securities, Inc. and subsidiary as of and for the year ended December 31, 2001, and have issued our report thereon dated February 25, 2002. Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The information contained on pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the consolidated financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information (except the portion marked unaudited on which we express no opinion) has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.

As discussed in Notes 1 and 2 to the consolidated financial statements, the business combination completed during year 2001 gave rise to a deferred credit which represents the excess of fair value of acquired net assets over cost. The business combination involves a contingency agreement which, when resolved, might result in a reduction of assets related to the Company's retail business. Any remaining deferred credit will be recognized as extraordinary gain. As more fully explained in the acquisition agreements, for a period of time, the selling shareholders are entitled to form a new company (which would be subject to appropriate regulatory authorization) to acquire the retail business for a nominal amount. In the event that this option was exercised the shares of the new company would be held 20% by the Company and 80% by the selling shareholders. The agreements provide further that the transfer of assets be limited to such an aggregate amount that would not result in the Company's net capital to fall below the minimum amount prescribed by the Securities and Exchange Commission. Management believes that based on the Company's strong reputation and business relationships and the fee sharing arrangements which are in place, that it would not expect that the selling shareholders would proceed with forming a new company for the purpose described in this paragraph and that the Company's control of the acquired business is not temporary. Accordingly, for these and other reasons, the Company considers the deferred credit to be a component of net capital.

As discussed in Note 3 to the consolidated financial statements, the fair value of not readily marketable securities owned by Charles Street Securities, Inc. at December 31, 2001 is based upon management's best estimate of the value of these securities. The Company's portfolio of these securities consists of publicly-owned businesses having minimal trading activity, and start-up privately-owned businesses. Accordingly, management has estimated that these securities have no reportable value at December 31, 2001.

Sachs + Co., PC

Somers, New York
February 25, 2002

CHARLES STREET SECURITIES, INC. AND SUBSIDIARY

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2001

Net capital:

Total consolidated stockholder's equity		$ 41,702
Subordinated loan		50,000
Deferred credit (negative goodwill)		163,287
		254,989
Deductions/non-allowable assets		
Accounts receivable	$ 23,786	
Loans to stockholder	84,227	
Securities owned	826	
Equipment, net	13,130	
Other assets	14,473	136,442
		118,547
Less haircuts on foreign currency		5,249
		$ 113,298

Aggregate indebtedness:

Bank overdraft payable	$ 5,063
Accounts payable and accrued expenses	16,156
	$ 21,219

Computation of basic net capital requirements

Minimum net capital required (6-2/3% of $21,219)	$ 1,415
Minimum dollar net capital requirement	100,000
Net capital requirement	100,000
Excess net capital	13,298
Excess net capital at 1000%	111,175
Ratio of aggregate indebtedness to net capital	0.19:1

CHARLES STREET SECURITIES, INC. AND SUBSIDIARY

RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 17a-5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2001

Net capital, as reported, in the Company's Part IIA of the FOCUS report (unaudited)	$	120,001
Audit adjustments relating to:		
Understatement of deductions/nonallowable assets		(15,688)
Overstatement of haircuts on foreign currency		3,323
Other audit adjustments relating to operations for the year ended December 31, 2001		5,662
Net capital, as adjusted	$	113,298

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
Charles Street Securities
New York, New York

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Charles Street Securities, Inc. and subsidiary for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in (1) making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13, (2) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, and (3) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above- mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions

are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sacher + Co., PC

Somers, New York
February 25, 2002